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                                                                    EXHIBIT 99.1

                             BANCFIRST CORPORATION

                       AMENDED STOCK REPURCHASE PROGRAM

On May 22, 1997 and June 26, 1997, the Board of directors amended the Stock Repurchase Program (the "Program"). The Amended Program authorizes Management to repurchase up to 350,000 shares of BancFirst Corporation common stock for the following purposes:

  1. To effect purchases for the BancFirst Corporation Employee Stock ownership and Thrift Plan (the "ESOP").

  2.  As a tool to increase earnings per share and/or return on equity.

  3.  To purchase treasury stock to be issued for the exercise of stock options.

  4. To provide liquidity for large option holders wishing to liquidate their positions.

  5.  To provide liquidity for major shareholders wishing to sell their stock.

Purchases under the program shall be at the discretion of Management. Purchases by the ESOP shall be approved by the Administrative Committee. Purchases by the Company shall be approved by the Senior Credit Committee.

Management shall comply with the safe harbor provisions of Rule 10b-18 when considered prudent under the circumstances. In order to avoid safe harbor violations, purchases under the Program should be made through private transactions or through a single broker for a particular transaction. David E. Rainbolt, President, and Randy Foraker, Senior Vice President and Controller, are the officers authorized to conduct transactions pursuant to the Program.